Exhibit 99.2

Management's Discussion and Analysis

For the three and nine months ended September 30, 2024

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated October 31, 2024 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and nine months ended September 30, 2024. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2024.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections in this MD&A titled "Managing Risk", "Forward-Looking Statements and Information" and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023, the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022, our Annual Information Form for the year ended December 31, 2023 (our "AIF"), and news releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, and free cash flow excluding Skouries. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("EURIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024

3

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec, Canada ("Lamaque"), and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. In order to develop the Skouries project, we have secured a €680.4 million project financing facility as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania1. We have signed a definitive share purchase agreement for the sale of the Certej project. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,800 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
1 In October 2022, the Certej project was reclassified to held for sale. See additional discussion in the section - Development Projects.

4

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2024	2023	2024	2023
Revenue	$331.8	$244.8	$886.9	$701.6
Gold produced (oz)	125,195	121,030	364,625	341,973
Gold sold (oz)	123,828	119,200	361,062	339,151
Average realized gold price ($/oz sold) (2)	$2,492	$1,879	$2,309	$1,920
Production costs	141.2	115.5	392.0	341.3
Total cash costs ($/oz sold) (2,3)	953	794	939	858
All-in sustaining costs ($/oz sold) (2,3)	1,335	1,177	1,310	1,225
Net earnings (loss) for the period (1)	95.0	(8.0)	184.1	12.2
Net earnings (loss) per share – basic ($/share) (1)	0.46	(0.04)	0.90	0.06
Net earnings (loss) per share – diluted ($/share) (1)	0.46	(0.04)	0.90	0.06
Net earnings (loss) for the period continuing operations (1,4)	101.1	(6.6)	192.7	14.4
Net earnings (loss) per share continuing operations – basic ($/share)(1,4)	0.49	(0.03)	0.95	0.07
Net earnings (loss) per share continuing operations – diluted ($/share)(1,4)	0.49	(0.03)	0.94	0.07
Adjusted net earnings continuing operations – basic (1,2,4)	71.0	35.0	192.9	61.4
Adjusted net earnings per share continuing operations ($/share)(1,2,4)	0.35	0.17	0.95	0.32
Net cash generated from operating activities (4)	180.9	108.1	388.4	223.3
Cash flow from operating activities before changes in working capital (2,4)	166.5	97.5	407.0	273.1
Free cash flow (2,4)	(4.8)	(19.3)	(67.8)	(76.4)
Free cash flow excluding Skouries (2,4)	98.3	37.3	165.8	30.7
Cash, cash equivalents and term deposits (4)	676.6	476.6	676.6	476.6
Total assets	5,565.1	4,812.2	5,565.1	4,812.2
Debt (4)	849.2	596.5	849.2	596.5
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

5

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Key Business Developments
Skouries Project Update
In Q1 2024, the capital cost estimate for Skouries was revised to $920 million, announced in a news release dated February 22, 2024.
First production of the copper-gold concentrate is expected in Q3 2025, with expected 2025 gold production of 50,000 to 60,000 ounces and copper production of 15 to 20 million pounds. The project remains on track for commercial production at the end of 2025.
In 2023, Eldorado completed the €680.4 million project financing facility ("Term Facility") for the development of the Skouries project in Northern Greece. During Q3 2024, Eldorado completed drawdowns totalling €83.7 million ($92.2 million) on the Term Facility, bringing total drawdowns in 2024 to €201.8 million ($218.8 million) and cumulative drawdowns since 2023 to €355.0 million ($385.5 million).
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Completion of Refinancing
On June 27, 2024, Eldorado entered into a $350 million extended and increased revolving senior secured credit facility with an option to increase the available credit by $100 million through an accordion feature and a maturity date of June 27, 2028.
See additional discussion in the section - Financial Condition and Liquidity.
Sustainability
On May 31, 2024, we published our 2023 Sustainability Report, detailing our environmental, social and governance performance. The 2023 Sustainability Report is our 12th annual published report and has been produced with reference to the Global Reporting Initiative ("GRI") Universal Standards, and it serves as our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals.
2024 Outlook
Production, cost, and capital expenditure outlook: The Company is tightening its 2024 guidance for gold production, costs, depreciation and capital expenditure, reflecting updated full-year expectations given the operational and financial performance to date.

•Gold production is expected to be 505,000 to 530,000 ounces, from 505,000 to 555,000 ounces.
•Total cash costs per ounce sold is expected to be $910 to $940 per ounce sold, from $840 to $940 per ounce sold, primarily due to lower production and increased royalties in Greece and Turkiye related to higher gold price.
•AISC per ounce sold is expected to be $1,260 to $1,290 per ounce sold, from $1,190 to $1,290 per ounce sold, primarily due to higher total cash costs, partially offset by lower sustaining capital expenditure.
•Depreciation is expected to be $250 to $260 million, from $280 to $290 million as a result of lower depreciation at Kisladag and Olympias combined with the favourable ARO adjustment at Efemcukuru in Q1 2024.
•Sustaining capital expenditure is expected to be $135 to $145 million from $135 to $160 million, primarily due to the deferral of projects at Olympias to 2025.
•Growth capital investment is expected to be $495 to $540 million, from $497 to $569 million, including:
•Skouries growth capital investment is expected to be $350 to $380 million from $375 to $425 million, as described below within Skouries section.
•Growth capital investment at operating mines is expected to be $145 to $160 million from $122 to $144 million, primarily driven by waste stripping and the acceleration of spending for the second phase of the North Heap Leach Pad at Kisladag.

6

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Review of Operating and Financial Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR")2 was 1.10 in Q3 2024 and 0.91 for the nine months ended September 30, 2024, as compared to an LTIFR of nil in Q3 2023 and 0.71 for the nine months ended September 30, 2023. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q3 2024, we produced 125,195 ounces of gold, an increase of 3% from Q3 2023 production of 121,030 ounces and an increase of 2% from Q2 2024 production of 122,319 ounces. The increase over the comparative quarter in the prior year was driven by Kisladag as a result of increased heap leach inventory drawdown and Olympias due to higher gold grades processed. Total gold production of 364,625 ounces in the nine months ended September 30, 2024 was an increase of 7% from 341,973 ounces in the nine months ended September 30, 2023. These increases over the prior year were driven by Kisladag due to higher ounces placed on the pad and Olympias due to higher gold grades processed, despite 17 days of work stoppage in Q2 2024.
Gold sales in Q3 2024 totalled 123,828 ounces, an increase of 4% from 119,200 ounces sold in Q3 2023 and an increase of 2% from 121,226 ounces sold in Q2 2024. The higher sales volume compared with the prior year primarily reflects increases in production at Kisladag and Olympias. Total gold sales of 361,062 ounces in the nine months ended September 30, 2024 increased 6% from 339,151 ounces in the nine months ended September 30, 2023 as a result of increased production at Lamaque, Kisladag and Olympias.
The average realized gold price3 was $2,492 per ounce sold in Q3 2024, an increase from $1,879 per ounce sold in Q3 2023. For the nine months ended September 30, 2024, the average realized gold price was $2,309 per ounce sold as compared to $1,920 per ounce sold in the nine months ended September 30, 2023.
Total revenue increased to $331.8 million in Q3 2024 from $244.8 million in Q3 2023 and to $886.9 million in the nine months ended September 30, 2024, from $701.6 million in the nine months ended September 30, 2023. The increases in both three and nine-month periods were primarily due to the higher average realized gold price as well as the higher sales volumes.
Production Costs and Unit Cost Performance
Production costs increased to $141.2 million in Q3 2024 from $115.5 million in Q3 2023 and to $392.0 million in the nine months ended September 30, 2024 from $341.3 million in the nine months ended September 30, 2023. Increases in both periods were driven primarily by higher sales volume as well as higher cash costs, the latter impacted by higher royalty expense due to higher gold sales and higher gold price, as well as increases in labour costs.
Production costs include royalty expense, which increased to $21.0 million in Q3 2024 from $11.5 million in Q3 2023 and increased to $53.0 million in the nine months ended September 30, 2024 from $35.3 million in the nine months ended September 30, 2023. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs3 were $953 per ounce sold in Q3 2024, an increase from $794 per ounce sold in Q3 2023, and $939 per ounce sold in the nine months ended September 30, 2024 from $858 in the nine months ended September 30, 2023. The increases in both the three and nine-month periods were primarily due to higher royalties (driven by higher gold prices) and labour costs.
2 These figures are unreconciled on a quarterly basis and will be reconciled in year-end disclosures.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

7

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
In the quarter, AISC4 averaged $1,335 per ounce sold in Q3 2024, an increase from $1,177 in Q3 2023, and $1,310 in the nine months ended September 30, 2024 from $1,225 in the nine months ended September 30, 2023, with the increases in both the three and nine-month periods due to higher total cash costs combined with higher sustaining capital.
Other Expenses
Depreciation expense totalled $64.1 million in Q3 2024, compared to $63.0 million in Q3 2023, and $178.0 million in the nine months ended September 30, 2024, compared to $189.4 million in the nine months ended September 30, 2023, with the year-to-date amount in 2024 impacted by an adjustment to the reclamation asset amortization at Efemcukuru.
Mine standby costs decreased to $3.2 million in Q3 2024 from $3.4 million in Q3 2023 and decreased to $7.8 million in the nine months ended September 30, 2024 from $12.0 million in the nine months ended September 30, 2023, with the decreases primarily due to reduced care and maintenance costs at Stratoni.
Other income increased to $32.8 million in Q3 2024 from income of $11.4 million in Q3 2023 and decreased to an income of $18.6 million in the nine months ended September 30, 2024 from income of $30.5 million in the nine months ended September 30, 2023. The movements in the three and nine-month periods in 2024 were driven by a $60 million gain on recognition of deferred consideration recorded in Q3 2024, partially offset by unrealized losses on derivative instruments, primarily the gold collars and gold and copper swaps related to the Skouries project financing.
Finance costs decreased to $3.5 million in Q3 2024 from $8.9 million in Q3 2023 and decreased to $10.5 million in the nine months ended September 30, 2024 from $27.1 million in the nine months ended September 30, 2023. The decreases in the three and nine-month periods in 2024 were primarily driven by the capitalization of a portion of interest on the Senior Notes related to the Skouries construction project and the increase in the fair value of the redemption option derivative on the Senior Notes.
Income Tax
Income tax expense from continuing operations decreased to $28.2 million in Q3 2024 from $52.0 million in Q3 2023 and decreased to $66.0 million in the nine months ended September 30, 2024 from $103.6 million in the nine months ended September 30, 2023. On December 31, 2023, Turkiye announced application of inflation accounting for the year ended December 31, 2023. Inflation accounting continued to be applicable for Q3 2024.
Current tax increased to $39.6 million in Q3 2024 from $21.3 million in Q3 2023 and increased to $72.8 million in the nine months ended September 30, 2024 from $63.6 million in the nine months ended September 30, 2023. Current tax is comprised of $21.5 million and $39.5 million from operations in Turkiye and $8.2 million and $23.4 million of Quebec mining duties, recognized in the three and nine months ended September 30, 2024, respectively. Additionally, current tax for Q3 2024 includes $9.9 million for capital gains taxes on the recognition of deferred consideration related to the sale of the Tocantinzinho Mine.
Deferred tax expense decreased to a $11.4 million recovery in Q3 2024, from an expense of $30.6 million in Q3 2023 and decreased to a $6.8 million recovery in the nine months ended September 30, 2024 from an expense of $39.9 million in the nine months ended September 30, 2023. Deferred tax for the quarter included, among other items, an $8.2 million expense for the use of tax attributes in Canada, an $8.3 million recovery related to movements against the U.S. dollar of local currencies, primarily the Lira and the Euro, a $7.0 million recovery from the application of Turkish inflation accounting, and a $5.9 million expense for Dutch audit exposure accruals
The Company continues to assess its potential exposure to Pillar Two income taxes. The assessment is based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the most recent assessment performed, the transitional country-by-country reporting safe harbour rules are expected to apply in all jurisdictions in which the Company operates, except for Turkiye. However, based on the
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

8

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024 most recent information available, the Company does not expect a potential material exposure to Pillar Two top-up taxes in any jurisdiction, including Turkiye.
Net Earnings Attributable to Shareholders
Eldorado reported net earnings attributable to shareholders from continuing operations of $101.1 million ($0.49 earnings per share) in Q3 2024 compared to a net loss of $6.6 million ($0.03 loss per share) in Q3 2023 and net earnings of $192.7 million ($0.95 earnings per share) in the nine months ended September 30, 2024 compared to net earnings of $14.4 million ($0.07 earnings per share) in the nine months ended September 30, 2023. The increases in net earnings in both the three and nine-month periods were driven by higher operating income due primarily to higher average realized gold price as well as stronger gold sales and the gain on deferred consideration, partially offset by higher unrealized derivative losses.
Adjusted net earnings5 was $71.0 million ($0.35 earnings per share) in Q3 2024 compared to adjusted net earnings of $35.0 million ($0.17 earnings per share) in Q3 2023. Adjustments in Q3 2024 include a $33.1 million unrealized loss on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
Adjusted net earnings was $192.9 million ($0.95 earnings per share) in the nine months ended September 30, 2024 compared to adjusted net earnings of $61.4 million ($0.32 earnings per share) in the nine months ended September 30, 2023. Adjustments in the nine months ended September 30, 2024 include a $61.9 million unrealized loss on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts mentioned above, and a $11.9 million gain on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting.
Cash Generated from Operating Activities and Free Cash Flow5
Net cash generated from operating activities from continuing operations increased to $180.9 million in Q3 2024 from $108.1 million in Q3 2023 and increased to $388.4 million in the nine months ended September 30, 2024 from $223.3 million in the nine months ended September 30, 2023, primarily as a result of the higher average realized gold price and higher sales volumes. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow was negative $4.8 million in Q3 2024 compared to negative $19.3 million in Q3 2023 and negative $67.8 million in the nine months ended September 30, 2024 compared to negative $76.4 million in the nine months ended September 30, 2023 with increases due to higher revenues partially offset by continued investment at Skouries.
Free cash flow excluding Skouries, was $98.3 million and $165.8 million in the three and nine-months ended September 30, 2024, respectively, as compared to $37.3 million and negative $30.7 million in the three and nine-months ended September 30, 2023, respectively. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries project in the respective periods.
5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

9

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2024	2023	2024	2023
Consolidated
Ounces produced	125,195	121,030	364,625	341,973
Ounces sold	123,828	119,200	361,062	339,151
Production costs	$141.2	$115.5	$392.0	$341.3
Total cash costs ($/oz sold) (1,2)	$953	$794	$939	$858
All-in sustaining costs ($/oz sold) (1,2)	$1,335	$1,177	$1,310	$1,225
Sustaining capital expenditures (2)	$33.3	$31.8	$93.2	$83.9
Kisladag
Ounces produced	41,084	37,219	117,597	108,558
Ounces sold	40,724	38,732	117,068	108,405
Production costs	$37.3	$28.6	$106.5	$86.7
Total cash costs ($/oz sold) (1,2)	$899	$722	$889	$778
All-in sustaining costs ($/oz sold) (1,2)	$1,028	$884	$1,002	$897
Sustaining capital expenditures (2)	$3.7	$5.5	$8.9	$10.5
Lamaque
Ounces produced	43,106	43,821	132,796	120,450
Ounces sold	44,531	40,908	132,776	119,455
Production costs	$32.8	$26.9	$101.6	$84.4
Total cash costs ($/oz sold) (1,2)	$728	$648	$755	$697
All-in sustaining costs ($/oz sold) (1,2)	$1,189	$1,099	$1,228	$1,143
Sustaining capital expenditures (2)	$20.0	$18.0	$61.1	$52.0
Efemcukuru
Ounces produced	19,794	21,142	60,692	63,714
Ounces sold	19,741	21,364	60,817	63,581
Production costs	$26.4	$20.6	$73.0	$58.7
Total cash costs ($/oz sold) (1,2)	$1,325	$990	$1,185	$947
All-in sustaining costs ($/oz sold) (1,2)	$1,578	$1,205	$1,336	$1,137
Sustaining capital expenditures (2)	$4.7	$3.7	$10.7	$9.6
Olympias
Ounces produced	21,211	18,848	53,540	49,251
Ounces sold	18,833	18,196	50,401	47,710
Production costs	$44.7	$39.3	$110.9	$111.6
Total cash costs ($/oz sold) (1,2)	$1,210	$1,048	$1,241	$1,325
All-in sustaining costs ($/oz sold) (1,2)	$1,513	$1,319	$1,520	$1,614
Sustaining capital expenditures (2)	$4.9	$4.7	$12.5	$11.8
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Kisladag

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2024	2023	2024	2023
Tonnes placed on pad	3,511,662	3,620,640	9,689,040	9,785,253
Ounces placed on pad (2)	54,374	56,989	145,318	141,670
Head grade (g/t gold)	0.86	0.85	0.86	0.77
Gold ounces produced	41,084	37,219	117,597	108,558
Gold ounces sold	40,724	38,732	117,068	108,405
Average realized gold price ($/oz sold) (1)	$2,492	$1,923	$2,313	$1,934
Total cash costs ($/oz sold) (1)	$899	$722	$889	$778
All-in sustaining costs ($/oz sold) (1)	$1,028	$884	$1,002	$897
Financial Data
Revenue	$102.2	$75.2	$273.3	$211.9
Production costs	37.3	28.6	106.5	86.7
Depreciation and depletion	23.0	19.4	63.5	58.4
Earnings from mine operations	41.9	27.1	103.2	66.9
Growth capital investment (1)	27.4	18.6	85.1	55.9
Sustaining capital expenditures (1)	$3.7	$5.5	$8.9	$10.5
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 41,084 ounces of gold in Q3 2024, a 10% increase from 37,219 ounces produced in Q3 2023. Production in the quarter benefited from both higher average grade and higher stacking rates from earlier in the year. Grade slightly increased from 0.85 grams per tonne in Q3 2023 to 0.86 grams per tonne in Q3 2024 as a result of mine planning changes and positive grade reconciliation.
Availability of the crushing circuit has been impacted due to maintenance issues, leading to slightly lower tonnes stacked compared to plan. We are working on a solution and expect to install it in Q1 2025. In addition, a small portion of the ore product coming from the high pressure grinding rolls ("HPGR") contains particles that are greater than 10mm which has slightly reduced recovery due to the larger particle size. As we continue to analyze data following the ramp-up of the HPGR and agglomeration drum, we are seeing leach cycles extending beyond the planned 220 days which leads to an increase in gold inventory.
We have responded to these operational challenges through irrigation optimization activities, which have demonstrated positive results through the drawdown of gold inventory partially offsetting the longer leach cycle. Additionally, as we have previously discussed, a geometallurgical study has commenced with drilling currently underway. Starting in Q4 2024, as the new Adsorption-Desorption facility goes into operations we will also realize a number of benefits at Kisladag including: reducing carbon handling requirements, realigning the extraction cycle with the stacking cycle and decoupling the North and South heap leach facilities.
Revenue increased to $102.2 million in Q3 2024 from $75.2 million in Q3 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $37.3 million in Q3 2024 from $28.6 million in Q3 2023, with more than half the increase attributable to the higher sales volume, as well as higher royalty expense due to both the higher average realized gold price and higher gold sales. As a result, total cash costs per ounce increased to $899 in Q3 2024 from $722 in Q3 2023.
AISC per ounce sold increased to $1,028 in Q3 2024 from $884 in Q3 2023, primarily due to the increase in total cash costs per ounce sold.

11

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Sustaining capital expenditures were $3.7 million in Q3 2024 and $8.9 million in the nine months ended September 30, 2024, which primarily included equipment rebuilds, mine equipment purchases and geotechnical drilling and monitoring. Growth capital investment of $27.4 million and $85.1 million in the three and nine months ended September 30, 2024 and was primarily related to waste stripping and associated equipment costs to support the mine life extension, continued construction of the second phase of the North Heap Leach Pad and adsorption-desorption-regeneration plant infrastructure, and preparation work for building relocation due to pit expansion.

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Lamaque

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2024	2023	2024	2023
Tonnes milled	232,165	198,430	686,881	590,173
Head grade (g/t gold)	6.03	7.04	6.25	6.51
Average recovery rate	95.8%	97.6%	96.2%	97.5%
Gold ounces produced	43,106	43,821	132,796	120,450
Gold ounces sold	44,531	40,908	132,776	119,455
Average realized gold price ($/oz sold) (1)	$2,496	$1,925	$2,309	$1,927
Total cash costs ($/oz sold) (1)	$728	$648	$755	$697
All-in sustaining costs ($/oz sold) (1)	$1,189	$1,099	$1,228	$1,143
Financial Data
Revenue	$111.6	$79.1	$307.8	$231.4
Production costs	32.8	26.9	101.6	84.4
Depreciation and depletion	18.5	18.2	53.8	55.7
Earnings from mine operations	60.2	34.0	152.5	91.3
Growth capital investment (1)	6.4	8.2	18.9	15.3
Sustaining capital expenditures (1)	$20.0	$18.0	$61.1	$52.0
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 43,106 ounces of gold in Q3 2024, compared to 43,821 ounces in Q3 2023. The slight decrease was primarily due to lower grades processed, partially offset by increased throughput. Average grade decreased to 6.03 grams per tonne in Q3 2024 from 7.04 grams per tonne in the comparative quarter.
Revenue increased to $111.6 million in Q3 2024 from $79.1 million in Q3 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $32.8 million in Q3 2024 from $26.9 million in Q3 2023 due to higher sales volume, as well as additional costs incurred in labour, contractors, and equipment rentals. Total cash costs were also impacted by slightly higher royalties due to the higher average realized gold price, with total cash costs per ounce sold increasing to $728 in Q3 2024 from $648 in Q3 2023.
AISC per ounce sold increased to $1,189 in Q3 2024 from $1,099 in Q3 2023, primarily due to higher total cash costs per ounce as well as higher sustaining capital.
Sustaining capital expenditures of $20.0 million in Q3 2024 and $61.1 million in the nine months ended September 30, 2024 primarily included underground development, equipment rebuilds and expenditure on the expansion of the tailings facility. Growth capital investment of $6.4 million in Q3 2024 and $18.9 million in the nine months ended September 30, 2024 was primarily related to resource conversion drilling and initiation of the bulk sample development at Ormaque.
The inaugural reserve at Ormaque is expected to be announced by the end of 2024, and material for the bulk sample is now being stockpiled in preparation for processing through the mill in December.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Efemcukuru

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2024	2023	2024	2023
Tonnes milled	131,374	138,045	402,945	409,102
Head grade (g/t gold)	5.37	5.46	5.41	5.59
Average recovery rate (to concentrate)	92.5%	93.2%	92.0%	93.0%
Gold ounces produced (1)	19,794	21,142	60,692	63,714
Gold ounces sold	19,741	21,364	60,817	63,581
Average realized gold price ($/oz sold) (2)	$2,636	$1,855	$2,433	$1,971
Total cash costs ($/oz sold) (2)	$1,325	$990	$1,185	$947
All-in sustaining costs ($/oz sold) (2)	$1,578	$1,205	$1,336	$1,137
Financial Data
Revenue	$52.3	$39.1	$148.9	$123.9
Production costs	26.4	20.6	73.0	58.7
Depreciation and depletion	9.2	10.7	22.3	31.3
Earnings from mining operations	16.6	7.7	53.6	33.9
Growth capital expenditures (2)	1.2	1.1	3.3	4.5
Sustaining capital expenditures (2)	$4.7	$3.7	$10.7	$9.6
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 19,794 ounces of gold in Q3 2024, a 6% decrease from 21,142 ounces in Q3 2023. The slight decrease was primarily driven by lower throughput and lower grade.
Revenue increased to $52.3 million in Q3 2024 from $39.1 million in Q3 2023, with the increase attributable to the higher average realized gold price, partially offset by lower sales volume.
Production costs increased to $26.4 million in Q3 2024 from $20.6 million in Q3 2023, with the increase attributable to higher unit costs, primarily a result of increased royalty expense due to the higher average realized gold price during the quarter. Additionally, labour and transportation costs have increased compared to the comparative period of the prior year. Overall, this resulted in an increase to total cash costs per ounce sold to $1,325 in Q3 2024 from $990 in Q3 2023.
AISC per ounce sold increased to $1,578 in Q3 2024 from $1,205 in Q3 2023, primarily due to higher total cash costs per ounce.
Sustaining capital expenditures of $4.7 million in Q3 2024 and $10.7 million in the nine months ended September 30, 2024 were primarily related to underground development and equipment rebuilds. Growth capital investment of $1.2 million in Q3 2024 and $3.3 million in the nine months ended September 30, 2024 supported underground development to Kokarpinar.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Olympias

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2024	2023	2024	2023
Tonnes milled	124,374	124,705	337,546	339,227
Head grade (g/t gold)	9.16	8.33	8.69	8.07
Head grade (g/t silver)	133.86	135.83	122.93	134.11
Head grade (% lead)	4.26%	4.33%	3.88%	4.22%
Head grade (% zinc)	4.57%	4.86%	4.22%	4.79%
Gold average recovery rate (to concentrate)	82.9%	83.8%	82.7%	83.8%
Silver average recovery rate (to concentrate)	77.1%	80.4%	75.0%	79.9%
Lead average recovery rate (to concentrate)	77.6%	80.7%	75.3%	80.7%
Zinc average recovery rate (to concentrate)	75.6%	73.2%	75.6%	76.9%
Gold ounces produced (1)	21,211	18,848	53,540	49,251
Gold ounces sold	18,833	18,196	50,401	47,710
Silver ounces produced (1)	362,581	407,918	892,712	1,061,918
Silver ounces sold	347,354	415,721	904,070	1,105,747
Lead tonnes produced (1)	3,487	3,649	8,489	9,258
Lead tonnes sold	3,246	3,991	8,512	10,372
Zinc tonnes produced (1)	3,576	3,776	9,061	10,623
Zinc tonnes sold	3,814	3,274	8,211	9,650
Average realized gold price ($/oz sold) (2)	$2,328	$1,712	$2,152	$1,805
Total cash costs ($/oz sold) (2)	$1,210	$1,048	$1,241	$1,325
All-in sustaining costs ($/oz sold) (2)	$1,513	$1,319	$1,520	$1,614
Financial Data
Revenue	$65.7	$51.4	$156.8	$134.5
Production costs	44.7	39.3	110.9	111.6
Depreciation and depletion	13.3	14.6	38.4	44.0
Earnings (loss) from mining operations	7.7	(2.5)	7.6	(21.2)
Growth capital investment (2)	4.1	0.9	6.7	4.4
Sustaining capital expenditures (2)	$4.9	$4.7	$12.5	$11.8
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 21,211 ounces of gold in Q3 2024, a 13% increase from 18,848 ounces in Q3 2023 primarily driven by higher grade ore, which reflected stope sequencing in the quarter.
Revenue increased to $65.7 million in Q3 2024 from $51.4 million in Q3 2023, primarily as a result of the higher average realized gold price and slightly higher ounces sold.
Production costs increased to $44.7 million in Q3 2024 from $39.3 million in Q3 2023 driven by higher labour costs and higher royalty expenses as a result of higher realized gold prices, as well as higher gold ounces sold. The increase in unit costs, which were partially offset by higher by-product revenues, resulted in an increase to total cash costs per ounce sold to $1,210 in Q3 2024 from $1,048 in Q3 2023.
AISC per ounce sold increased to $1,513 in Q3 2024 from $1,319 in Q3 2023 primarily due to higher total cash costs per ounce sold.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Sustaining capital expenditures of $4.9 million in Q3 2024 and $12.5 million in the nine months ended September 30, 2024 primarily included underground development and process improvements. Growth capital investment of $4.1 million in Q3 2024 and $6.7 million in the nine months ended September 30, 2024 was primarily related to underground development and investment towards the mill throughput expansion.
During Q3 2024, the Collective Bargaining Agreement was finalized. This three-year agreement, combined with increased productivity in our underground operations, and as contemplated in our guidance, supports the 650ktpa expansion, an increase from 500ktpa.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Development Projects
Skouries Project – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold asset. In December 2021, we published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project, as detailed in the Feasibility Study, was expected to provide an after-tax IRR of 19% and a NPV (5%) of $1.3 billion6 with capital costs to complete the project estimated at $845 million which was updated as noted below.
Capital Estimate and Schedule
In Q1 2024, the capital cost estimate for Skouries was revised to $920 million, announced in a news release dated February 22, 2024.
First production of the copper-gold concentrate is expected in Q3 2025, with expected 2025 gold production of 50,000 to 60,000 ounces and copper production of 15 to 20 million pounds. The project remains on track for commercial production at the end of 2025.
Between the Term Facility and our balance sheet, the project remains fully funded.
Growth capital invested totalled $82.7 million in Q3 2024 and $227.1 million during the nine months ended September 30, 2024. At September 30, 2024, the growth capital invested towards the overall capital estimate of $920 million totalled $411.9 million.
In 2024, the expected capital spend has been lowered to between $350 and $380 million from the original guidance of $375 and $425 million. The lowered capital is not expected to impact first production as it is primarily related to rescheduled work that has been shifted to a later phase of the project that is not on the critical path, and reflects a slower than expected ramp-up of contractor mobilization during the first three quarters of 2024.
Table 1: Skouries Project – Project Expenditures (January 1, 2023 to September 30, 2024)

Millions of US$	As of September 30, 2024
Total capital estimate	$920
Expenditures incurred since project restart	412
Remaining spend	508
Committed expenditures - including expenditures incurred	788
Uncommitted expenditures	132
Construction Activities
Overall construction progress is 79% when including the first phase of construction.
Work continues to advance on the filtered tailings building which is on the critical path. In September, the first contract for the filtered tailings building was awarded for the structure and mechanical installations. For efficiency, the contract was split into two components:
1)filtered tailings building structure and mechanical installations, and
2)piping, electrical and instrumentation.
Piling has been completed for the filtered tailings building and concrete work is progressing to enable construction of the structural steel. With three active drills on site, the piles for the filtered tailings facility ancillary buildings continue to progress. To date, 388 piles have been completed out of a total of 871. As previously announced, the
6 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024 fabricated frames for the filter press plates arrived on site during Q2 2024, and all filter press components have now been delivered to site.
Primary Crusher Building
Progress continued to advance on the foundation construction of the primary crusher with retaining walls and stabilized excavations nearing completion. Construction of the crusher building structure will commence in November.
Process plant
Work in the process plant continues to progress. Re-lining of the flotation tanks was completed as planned and structural and mechanical work is in progress. Off-site pipe spool fabrication continues and delivery of high-density polyethylene piping to site has commenced. Scaffolding is advancing to support electrical cable tray and piping installations and the contractor continues to ramp up to support increasing levels of activity. Work has also commenced on support infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, air blowers building, compressor building and flotation reagent areas.
Thickeners
Construction of the three thickeners progressed on plan during the quarter. Major concrete pours are complete for the foundations of the first two thickeners. Support columns are complete on the first thickener and over 50% complete for the second thickener. Construction of the third thickener will start in Q4 2024 following completion of the first thickener.
Integrative Extractive Waste Management Facility (the "IEWMF")
During Q3 2024, construction continued to progress at the coffer dam site with excavation of the spillway and foundation preparation. By the end of 2024, the Company expects to have completed the first of two water management ponds, coffer dam and significantly advanced the earthworks. Work continues to progress with foundation preparation for the KL Embankment (tailings embankment) and the fill placement for water management pond 2 has advanced on plan for completion at year end. Excavations for water management pond 1 continue and development of the low-grade ore stockpile advanced with foundation preparation, drain construction and fill placement.
Underground Development
Progress has been made on the underground with expansion of the underground services for water management, ventilation and electrical distribution. Approximately 70% of the equipment and operator licenses have been received to date and development mining is ramping up. Access to the test stopes is advancing at the upper level as planned and the priority for the balance of the year is to advance the main decline and gain access to the bottom elevations of the test stopes. The schedule to receive all licenses and permits was later than planned and while the contractor is ramping up, it has delayed the completion of the expected 2,200 metres of underground development for 2024. The underground development for 2024 is now expected to be between 500 and 600 metres. While the metres are not on track with guidance the underground is not on the critical path for first production, in addition, this does not impact the overall timing for the two test stopes which are expected to be completed in Q3 2025.

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Engineering, Procurement and Operational Readiness
Engineering
As engineering works are now at 78% and are nearing substantial completion, the focus has been on finalizing engineering to support the construction schedule. The release of structural steel for fabrication is nearing completion and steel deliveries have commenced to site to support steel construction in the process plant and filtered tailings building.
Procurement
At the end of Q3 2024, procurement is substantially complete, with all long-lead items procured and the focus on managing fabrication and deliveries.
Operational Readiness
A key focus of the operational readiness team is to establish a strong, risk-based operational readiness plan. Key departmental plans have been developed, an overarching governance framework established, and weekly leadership forums and monthly steering committee reviews established. Specialized support has been engaged to focus on processing operationalization, and readiness support. Further work is ongoing to establish detailed readiness plans for support and shared services. Priority focus areas have been identified and resource allocation adjusted accordingly.
The development of the Management Operating System (MOS) is currently focused on providing frontline supervisor and worker practices and procedures to the open pit operations team. These practices and procedures are established to ensure adherence to standards as well as establishing best practices and overall transparency across planning, execution, reporting and remediation to the frontline team. Several workshops were held with the heads of functions and initial departmental workflows were established.
The training department’s short-term priority was developing a training plan for the open pit excavation activities in line with the recently adopted competency-based framework. The competency-based framework identifies specific competencies per role and then assesses the employee’s performance against specific performance criteria on knowledge, skills and attitude. This competency-based framework will ensure improved individual performance compared to the previous time in role-based competency framework only. Training material as well as training providers are in place and four (4) CAT 6020B hydraulic excavator operators commenced training during October 2024. This program will be expanded with the arrival of additional mining equipment in H1 2025. The Mavres Petres main training building structural upgrade has been completed and the focus for the coming quarter will be to equip practical training workbenches for basic skills training and assessment as well as for refresher training.
Operations
The operations team completed their labour strategy and associated organizational designs. Recruitment is underway at local and national levels. Several local and national job fairs are planned for Q4 2024 to attract as many as possible potential employees.
The CAT 6020B hydraulic excavator was assembled during the quarter and training of operators commenced in October 2024. Most of the remaining open pit mining fleet will arrive during H1 2025. The first operational plan was prepared that combines the completion of construction pre-stripping and the start of open pit mining in H1 2025. A similar plan is being prepared for the underground mine and the expectation is that both the surface and underground mining will be operationalized during Q4 2024.
Other operational, commercial and administrative departments made progress in recruiting their leadership and supervision employees and setting up operating and commercial processes.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Workforce
In addition to the Operational Readiness team, as at September 30, 2024, there were approximately 1,000 personnel working. Thus far the construction workforce productivity is slightly ahead of our assumptions. We are making steady progress towards our year-end target of 1,300 workers on site. Our focus once we have the additional personnel onsite will turn to integrating them at our assumed productivity levels to maintain the schedule and budget. We are managing this closely and taking proactive measures to mitigate potential challenges in a tight construction labour market.
Skouries key milestones in 2024, which include:

Area of Focus	Key Milestone	Status
Procurement and Engineering	• Substantial completion of procurement and engineering	• Substantial completion of engineering on track for Q4 2024 • Procurement substantially complete
Process Plant	• Construction of the control room and electrical room building	• Q1 2024 commenced • Electrical room building on track for completion in Q4 2024
	• Construction of the tailings thickeners	• Q1 2024 commenced
Filtered Tailings Facility	• Awarding of the first filter facility construction contract	• Q3 2024 first contract awarded
Integrated Extractive Waste Management Facility ("IEWMF")	• Completion of the coffer dam	• On track for completion in Q4 2024
Underground	• Awarding of the underground development and test stoping contract	• Contract awarded and approximately 70% of the equipment and operator licenses have been received to date and development is ramping up
	• Completion of approximately 2,200 metres of underground development	• Expected completion lowered to between 500 and 600 metres (see section titled 'Underground Development') • Ore from test stopes still on track for delivery during plant commissioning period in 2025

Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej project has been presented as a disposal group held for sale as at September 30, 2024 and as a discontinued operation for the three and nine months ended September 30, 2024 and September 30, 2023. On October 7, 2024, the Company entered into a share purchase agreement to sell the Certej project, a non-core gold asset in the Romania segment. The sale is subject to certain closing conditions.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2024 Target / Projects	Exploration Expenditure
		Q3 2024	Q3 2023	YTD 2024	YTD 2023
Canada	Sigma-Lamaque proximal targets, Bourlamaque targets, Uniake-Perestroika, Montgolfier, Kirkland Lake targets	$3.2	$3.5	$6.7	$8.4
Turkiye	Efemcukuru West Vein targets, Atalan, Mayislar, Kurak	3.2	(0.4)	6.0	3.6
Other		1.9	3.2	3.4	4.8
Total Expensed		$8.3	$6.3	$16.1	$16.8
Canada	Lamaque: Triangle Deep, Ormaque resource conversion and expansion	$2.3	$2.2	$10.3	$7.5
Turkiye	Efemcukuru: Kestanebeleni, Kokarpinar, resource conversion and expansion	—	1.1	1.1	4.5
Other		0.6	0.3	1.0	1.0
Total Capitalized		$2.9	$3.5	$12.4	$13.0

Exploration and evaluation expenditures in Q3 2024 were primarily related to resource expansion programs in mine environments in Turkiye and Canada, and project generation activities in Turkiye, Greece and Canada.

In Q3 2024, exploration and evaluation expenses related primarily to early-stage projects in Quebec and Turkiye. While drilling was performed on early-stage targets in Turkiye (4,192 metres), work activities elsewhere focused on generating and refining targets for future drilling. In the mine environment, 11,414 metres were drilled testing early-stage targets at Efemcukuru. In Canada, drilling was undertaken in the Lamaque area testing for new targets, with a total of 15,039 metres in the quarter in addition to 3,463 metres of underground exploration drilling.

Capitalized expenditures related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Complex) as well as at Efemcukuru. At the Triangle deposit, underground drilling programs focused on resource conversion of the C7 zone, totalling 8,587 metres of drilling this quarter. At Ormaque, drilling focused on stepout holes testing the lateral extensions of the current resource area veins, and testing new areas along strike and at depth, for a total of 2,190 metres. Underground resource conversion drilling continued at Ormaque from the exploration drift and totalled 12,888 metres.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $180.9 million in Q3 2024 from $108.1 million in Q3 2023, primarily as a result of higher gold sales volumes and higher average realized gold prices. Income taxes paid of $10.3 million in Q3 2024 ($17.7 million in Q3 2023) primarily related to operations in Turkiye and Quebec mining duties for Lamaque.
Investing Activities
In Q3 2024, we invested $169.3 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $82.7 million for the Skouries project as well as $15.5 million for waste stripping and $9.7 million for the second phase of the North Heap Leach Pad and North Adsorption-Desorption facility at Kisladag. Change in accounts payable and accruals related to capital additions in the quarter primarily related to the Skouries project. Sustaining capital expenditure at our operating mines totalled $34.1 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Kisladag	$27.4	$18.6	$85.1	$55.9
Lamaque	6.4	8.2	18.9	15.3
Efemcukuru	1.2	1.1	3.3	4.5
Olympias	4.1	0.9	6.7	4.4
Growth capital investment at operating mines (1)	$39.0	$28.8	$114.1	$80.1
Kisladag	$3.7	$5.5	$8.9	$10.5
Lamaque	20.4	18.3	62.3	52.9
Efemcukuru	4.7	3.7	11.9	9.6
Olympias	5.3	4.7	12.9	11.8
Sustaining capital expenditures at operating mines (1,2)	$34.1	$32.1	$96.0	$84.8
Skouries (3)	$82.7	$27.3	$227.1	$101.3
Other projects	2.2	2.9	8.6	7.7
Total capital expenditures	$158.1	$91.2	$445.8	$274.0
Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	$12.1	$26.9	($20.2)	$3.0
Lease and other non-monetary additions	(0.9)	(3.5)	(2.4)	(3.8)
Total cash capital expenditures (4)	$169.3	$114.6	$423.1	$273.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes sustaining capitalized exploration.
(3)Excludes capitalized interest of $8.9 million in Q3 2024, and $23.5 million for the nine-month period ended September 30, 2024.
(4)Excludes capitalized interest paid of $9.1 million in Q3 2024, and $23.2 million for the nine-month period ended September 30, 2024.

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Financing Activities
Project Financing Facility
On April 5, 2023, Eldorado achieved financial close of the €680.4 million Term Facility for the development of the Skouries project, with drawdowns totalling €153.2 million ($166.7 million) completed during 2023. The Term Facility is structured to provide 80% of the funding required to complete the project, with the remaining 20% to be funded by the Company. The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. The Term Facility includes a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders (as to 80%) and the Company's wholly-owned subsidiary Hellas Gold Single Member S.A. ("Hellas") (as to 20%).
During Q3 2024, Eldorado completed drawdowns totalling €83.7 million ($92.2 million) on the Term Facility, bringing total drawdowns in 2024 to €201.8 million ($218.8 million) and cumulative drawdowns since 2023 to €355.0 million ($385.5 million).
Senior Notes
On August 26, 2021 we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the Senior Notes as at September 30, 2024.
The semi-annual interest payment on the Senior Notes was paid on August 31, 2024. Of the amount paid, $9.1 million was capitalized related to the Skouries project and recorded in investing activities as capitalized interest paid. The remaining $6.5 million was recorded in financing activities.
Senior Secured Credit Facility
On June 27, 2024, Eldorado entered into a $350 million extended and increased revolving senior secured credit facility ("Credit Facility") with an option to increase the available credit by $100 million through an accordion feature and a maturity date of June 27, 2028. We are in compliance with covenants related to the Credit Facility as at September 30, 2024.
No amounts were drawn down on the Credit Facility in Q3 2024 and, as at September 30, 2024, the balance was $nil with the availability on the Credit Facility reduced by €126.2 million ($141.3 million) for the outstanding amount of the letter of credit backstopping the Company's equity commitment for the Skouries project. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project. When taking into consideration an additional letter of credit of $0.3 million related to Eldorado's Canadian operations, the resulting availability under the Credit Facility is $208.4 million as at September 30, 2024.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Capital Resources

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$676.6	$540.5
Term deposits	—	1.1
Working capital (1)	823.7	639.4
Debt – long-term	$849.2	$636.1
(1)Working capital (defined as current assets less current liabilities) at September 30, 2024 does not include held for sale assets of $18.2 million (December 31, 2023 - $27.6 million) and liabilities of $11.2 million (December 31, 2023 - $10.9 million) associated with assets held for sale.
At September 30, 2024, we had cash and cash equivalents and term deposits of $676.6 million compared to $541.6 million at December 31, 2023, an increase driven by positive cash flow from mining operations combined with drawdowns on the Term Facility, partially offset by continued investment in growth capital.
We expect that our working capital of $823.7 million as at September 30, 2024, together with expected future cash flows from operating activities and the undrawn amounts on both the Term Facility and Credit Facility (the latter if required), are sufficient to support our planned and foreseeable commitments for the next twelve months.
Commitments and Contractual Obligations
Commitments and contractual obligations categories that have significant changes as at September 30, 2024 as compared to December 31, 2023 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt - Term Facility (1)	—	47.8	76.2	76.2	76.2	130.8	407.2
Purchase obligations	2.9	1.0	0.4	—	—	—	4.3
(1) Does not include interest on debt.
Purchase obligations relate primarily to capital projects at Kisladag and Olympias.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Quarterly Results

	2024	2024	2024	2023	2023	2023	2023	2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue (5)	$331.8	$297.1	$258.0	$306.9	$244.8	$229.0	$227.8	$246.2
Net earnings (loss) from continuing operations(1,3,6)	101.1	56.4	35.2	91.8	(6.6)	1.5	19.4	41.9
Net (loss) earnings from discontinued operations (1,2)	(6.1)	(0.9)	(1.6)	0.6	(1.4)	(0.7)	(0.1)	1.8
Net earnings (loss) per share from continuing operations (1,3,6)
- basic	$0.49	$0.28	$0.17	$0.45	($0.03)	$0.01	$0.11	$0.23
- diluted	$0.49	$0.27	$0.17	$0.45	($0.03)	$0.01	$0.10	$0.23
Adjusted net earnings per share - basic (1,3,4,6,7)	$0.35	$0.33	$0.27	$0.24	$0.17	$0.05	$0.09	$0.14
(1)Attributable to shareholders of the Company.
(2)Discontinued operations include the Romania segment in all periods presented. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(3)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(4)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(5)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.
(6)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 4 of our consolidated financial statements.
(7)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
Net earnings were negatively impacted from 2022 onwards by inflation and cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia and ongoing supply chain challenges. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening against the US dollar of the Turkish Lira, Euro and Canadian dollar during 2022. Starting in 2023, electricity and fuel began to stabilize in Europe following decreasing concerns around the energy sector.
Revenue and net earnings in 2024 and throughout 2023 benefited from higher average realized gold prices. Some of this impact was offset by higher royalties as a result of the higher average realized gold prices. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
In Q3 2024, a $60 million gain was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, which increased net earnings.
In Q4 2022, net earnings were negatively impacted by a $6.4 million ($5.2 million net of deferred tax) write-down of property, plant and equipment, which related to the existing heap leach pad and ADR plant at Kisladag.
Net loss from discontinued operations includes a $8.7 million impairment recorded in Q3 2024 relating to the Certej project.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Adjusted net earnings7 removes significant items that do not reflect our underlying performance, and among other things in Q3 2024, adjusted a $33.1 million unrealized loss on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
Other significant adjustments from prior quarters include the following:
•Q2 2024 - an unrealized loss of $12.0 million on derivative instruments, driven primarily by a higher gold price
•Q1 2024 - an unrealized loss of $16.9 million on derivative instruments, driven primarily by a higher gold price
•Q4 2023 - an unrealized loss of $24.6 million on derivative instruments, driven primarily by a higher gold price, and a gain on deferred tax due to inflation accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye
•Q3 2023 - adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million
•Q4 2022 - adjusted a gain of $18.3 million on foreign exchange translation of deferred tax balances recorded primarily as a result of the strengthening of the Euro

Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2024	204,909,496
- as of October 31, 2024	204,909,496
Share purchase options - as of October 31, 2024 (Weighted average exercise price per share: C$14.41)	2,651,218
Performance share units (2) - as of October 31, 2024	974,302
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

7 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital investment for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; out-of-period current tax expenses or recoveries due to changes in tax rates; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; unrealized gains or losses on derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; unrealized gains or losses on derivatives; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries project and capitalized interest paid related to the Skouries project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Production costs	$141.2	$115.5	$392.0	$341.3
By-product credits (1)	(26.9)	(23.7)	(64.3)	(61.5)
Concentrate deductions (2)	$3.7	$2.9	$11.2	$11.1
Total cash costs	$118.0	$94.7	$339.0	$291.0
Gold ounces sold	123,828	119,200	361,062	339,151
Total cash cost per ounce sold	$953	$794	$939	$858
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended September 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$36.1	($0.7)	$0.1	($6.8)	$7.9	$36.6	40,724	$899
Lamaque	32.4	(0.4)	0.1	(1.0)	1.3	32.4	44,531	728
Efemcukuru	18.0	(1.4)	3.7	(0.2)	6.0	26.2	19,741	1,325
Olympias	38.6	(24.4)	4.6	(1.8)	5.8	22.8	18,833	1,210
Total consolidated	$125.2	($26.9)	$8.5	($9.8)	$21.0	$118.0	123,828	$953
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the nine months ended September 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$105.3	($2.5)	$0.6	($19.4)	$20.1	$104.0	117,068	$889
Lamaque	100.8	(1.3)	0.3	(3.3)	3.7	100.3	132,776	755
Efemcukuru	51.1	(4.7)	11.4	(0.6)	15.0	72.1	60,817	1,185
Olympias	96.5	(55.8)	13.9	(6.2)	14.2	62.6	50,401	1,241
Total consolidated	$353.7	($64.3)	$26.1	($29.5)	$53.0	$339.0	361,062	$939
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
For the three months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$32.7	($0.7)	$0.2	($8.1)	$3.9	$28.0	38,732	$722
Lamaque	27.0	(0.4)	0.1	(1.2)	1.0	26.5	40,908	648
Efemcukuru	14.3	(1.0)	3.8	0.3	3.7	21.2	21,364	990
Olympias	32.2	(21.6)	4.5	1.0	3.0	19.1	18,196	1,048
Total consolidated	$106.2	($23.7)	$8.6	($8.0)	$11.5	$94.7	119,200	$794
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the nine months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$90.6	($2.3)	$0.5	($16.0)	$11.6	$84.3	108,405	$778
Lamaque	83.6	(1.2)	0.2	(2.3)	2.9	83.2	119,455	697
Efemcukuru	43.1	(3.3)	10.3	0.2	9.9	60.2	63,581	947
Olympias	90.9	(54.7)	16.7	(0.6)	10.9	63.2	47,710	1,325
Total consolidated	$308.1	($61.5)	$27.8	($18.7)	$35.3	$291.0	339,151	$858
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold

Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Total cash costs	$118.0	$94.7	$339.0	$291.0
Corporate and allocated G&A	10.9	11.5	35.3	32.6
Exploration and evaluation costs	0.8	(0.1)	2.8	0.9
Reclamation costs and amortization	2.3	2.4	2.8	7.1
Sustaining capital expenditure	33.3	31.8	93.2	83.9
AISC	$165.3	$140.3	$473.1	$415.6
Gold ounces sold	123,828	119,200	361,062	339,151
AISC per ounce sold	$1,335	$1,177	$1,310	$1,225

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
General and administrative expenses (from consolidated statement of operations)	$7.3	$9.3	$27.0	$29.3
Add:
Share-based payments expense	4.1	2.0	9.8	5.6
Employee benefit plan expense from corporate and operating gold mines	1.1	1.3	3.2	3.5
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.3)	(1.0)	(0.8)
Depreciation in G&A	(0.9)	(0.8)	(2.6)	(2.4)
Business development	(0.3)	(0.2)	(0.8)	(2.4)
Development projects	(0.2)	—	(0.7)	(0.3)
Adjusted corporate general and administrative expenses	$10.8	$11.4	$34.9	$32.5
Regional general and administrative costs allocated to gold mines	0.1	0.1	0.5	0.2
Corporate and allocated general and administrative expenses per AISC	$10.9	$11.5	$35.3	$32.6

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Exploration and evaluation expense (from consolidated statement of operations) (1)	$8.3	$6.3	$16.1	$16.8
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.8	(0.1)	2.8	0.9
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(8.3)	(6.3)	(16.1)	(16.8)
Exploration and evaluation costs per AISC	$0.8	($0.1)	$2.8	$0.9
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements) (1)	$1.2	$1.1	$3.7	$3.2
Add:
Depreciation related to asset retirement obligation assets	1.3	1.5	(0.2)	4.5
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.6)	(0.6)
Reclamation costs and amortization per AISC	$2.3	$2.4	$2.8	$7.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended September 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$36.6	$—	$—	$1.6	$3.7	$41.9	40,724	$1,028
Lamaque	32.4	—	0.4	0.1	20.0	53.0	44,531	1,189
Efemcukuru	26.2	0.1	—	0.2	4.7	31.2	19,741	1,578
Olympias	22.8	—	0.4	0.4	4.9	28.5	18,833	1,513
Corporate (1)	—	10.8	—	—	—	10.8	—	88
Total consolidated	$118.0	$10.9	$0.8	$2.3	$33.3	$165.3	123,828	$1,335
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the nine months ended September 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$104.0	$—	$—	$4.4	$8.9	$117.3	117,068	$1,002
Lamaque	100.3	—	1.2	0.4	61.1	163.1	132,776	1,228
Efemcukuru	72.1	0.5	1.1	(3.2)	10.7	81.3	60,817	1,336
Olympias	62.6	—	0.5	1.1	12.5	76.6	50,401	1,520
Corporate (1)	—	34.9	—	—	—	34.9	—	97
Total consolidated	$339.0	$35.3	$2.8	$2.8	$93.2	$473.1	361,062	$1,310
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended September 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.0	$—	$—	$0.8	$5.5	$34.2	38,732	$884
Lamaque	26.5	—	0.3	0.1	18.0	44.9	40,908	1,099
Efemcukuru	21.2	0.1	—	0.8	3.7	25.7	21,364	1,205
Olympias	19.1	—	(0.4)	0.7	4.7	24.0	18,196	1,319
Corporate (1)	—	11.4	—	—	—	11.4	—	95
Total consolidated	$94.7	$11.5	($0.1)	$2.4	$31.8	$140.3	119,200	$1,177
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
For the nine months ended September 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$84.4	$—	$—	$2.4	$10.5	$97.2	108,405	$897
Lamaque	83.2	—	0.9	0.4	52.0	136.5	119,455	1,143
Efemcukuru	60.2	0.2	—	2.4	9.6	72.3	63,581	1,137
Olympias	63.2	—	—	2.0	11.8	77.0	47,710	1,614
Corporate (1)	—	32.5	—	—	—	32.5	—	96
Total consolidated	$291.0	$32.6	$0.9	$7.1	$83.9	$415.5	339,151	$1,225
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements)	$158.1	$91.1	$445.8	$273.9
Growth and development project capital investment - gold mines	(39.0)	(29.1)	(114.1)	(81.1)
Growth and development project capital investment - other (2)	(84.7)	(30.3)	(234.8)	(110.0)
Sustaining capital expenditure equipment leases (3)	(0.2)	0.2	(0.8)	1.1
Capitalized exploration cost related to operating gold mines	(0.8)	(0.1)	(2.8)	(0.1)
Sustaining capital expenditure at operating gold mines	$33.3	$31.8	$93.2	$83.9
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$102.2	$—	($0.7)	$101.5	40,724	$2,492
Lamaque	111.6	—	(0.4)	111.2	44,531	2,496
Efemcukuru	52.3	1.1	(1.4)	52.0	19,741	2,636
Olympias	65.7	2.6	(24.4)	43.8	18,833	2,328
Total consolidated	$331.8	$3.7	($26.9)	$308.5	123,828	$2,492
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
For the nine months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$273.3	$—	($2.5)	$270.8	117,068	$2,313
Lamaque	307.8	—	(1.3)	306.6	132,776	2,309
Efemcukuru	148.9	3.8	(4.7)	148.0	60,817	2,433
Olympias	156.8	7.5	(55.8)	108.5	50,401	2,152
Total consolidated	$886.9	$11.2	($64.3)	$833.8	361,062	$2,309
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended September 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$75.2	$—	($0.7)	$74.5	38,732	$1,923
Lamaque	79.1	—	(0.4)	78.7	40,908	1,925
Efemcukuru	39.1	1.5	(1.0)	39.6	21,364	1,855
Olympias	51.4	1.4	(21.6)	31.2	18,196	1,712
Total consolidated	$244.8	$2.9	($23.7)	$224.0	119,200	$1,879
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the nine months ended September 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$211.9	$—	($2.3)	$209.6	108,405	$1,934
Lamaque	231.4	—	(1.2)	230.2	119,455	1,927
Efemcukuru	123.9	4.8	(3.3)	125.3	63,581	1,971
Olympias	134.5	6.4	(54.7)	86.1	47,710	1,805
Total consolidated	$701.6	$11.1	($61.5)	$651.3	339,151	$1,920
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net earnings attributable to shareholders of the Company (1)	$101.1	($6.6)	$192.7	$14.4
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	—	4.3
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (3)	(15.3)	15.2	(11.9)	33.1
(Increase) decrease in fair value of redemption option derivative	(5.0)	1.5	(7.0)	2.0
Unrealized loss (gain) on derivative instruments	33.1	(6.0)	61.9	(15.0)
Deferred tax expense due to changes in tax rates (4)	—	22.6	—	22.6
Out-of-period current tax expense due to changes in tax rates (5)	—	8.2	—	—
Non-recurring current tax and interest accrual (6)	7.2	—	7.2	—
Gain on deferred consideration, net of tax (7)	(50.1)	—	(50.1)	—
Total adjusted net earnings	$71.0	$35.0	$192.9	$61.4
Weighted average shares outstanding (thousands)	204,521	202,472	203,770	191,786
Adjusted net earnings per share ($/share)	$0.35	$0.17	$0.95	$0.32
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Q3 2024 includes $8.3 million gain (2023 - $15.2 million loss) on foreign exchange translation of deferred tax balances and $7.0 million gain (2023 - $nil) on inflation accounting. Nine month period ended September 30, 2024 includes $16.7 million loss (2023 - $33.1 million loss) on foreign exchange translation of deferred tax balances and $28.6 million gain (2023 - $nil) on inflation accounting.
(4)The deferred tax expense adjustment in 2023 is due to the income tax rate increase in Turkiye enacted in Q3 2023. The rate increased from 20% to 25% for general activities, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023.
(5)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
(6)A provision of $7.2 million was recorded for potential non-recurring tax reassessments representing $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized.
(7)A $60 million gain was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021. Taxes of $9.9 million was recognized on the gain.

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Earnings before income tax (1)	$129.3	$45.3	$258.5	$117.7
Depreciation and amortization (2)	64.9	63.8	180.6	191.8
Interest income	(6.1)	(5.3)	(17.3)	(11.8)
Finance costs	3.5	8.9	10.5	27.1
EBITDA	$191.6	$112.7	$432.3	$324.8
Share-based payments expense	4.1	2.0	9.8	5.6
Loss (gain) on disposal of assets	0.3	(0.1)	0.8	0.7
Unrealized loss (gain) on derivative instruments	33.1	(6.0)	61.9	(15.0)
Gain on recognition of deferred consideration (3)	(60.0)	—	(60.0)	—
Adjusted EBITDA	$169.0	$108.7	$444.9	$316.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)Includes depreciation within general and administrative expenses.
(3)A $60 million gain was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.
Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$180.9	$108.1	$388.4	$223.3
Less: Cash used in investing activities	(184.2)	(127.4)	(464.7)	(265.3)
Add back: Decrease in term deposits	—	—	(1.1)	(35.0)
Add back: Proceeds from sale of marketable securities	—	—	11.1	0.6
Less: Proceeds from sale of mining licenses	(1.5)	—	(1.5)	—
Free cash flow	($4.8)	($19.3)	($67.8)	($76.4)
Add back: Skouries cash capital expenditures	93.9	49.2	210.4	99.3
Add back: Capitalized interest paid (2)	9.1	7.3	23.2	7.8
Free cash flow excluding Skouries	$98.3	$37.3	$165.8	$30.7
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)Includes interest from the Term Facility and Senior Notes.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Cash Flow from Operating Activities before Changes in Working Capital

Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$180.9	$108.1	$388.4	$223.3
Less: Changes in non-cash working capital	14.4	10.6	(18.6)	(49.9)
Cash flow from operating activities before changes in working capital	$166.5	$97.5	$407.0	$273.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: political, economic, and other risks specific to the foreign jurisdictions where we operate; the inherent risk associated with project development, including for the Skouries project; risks related to global economic conditions including those related to the Russia-Ukraine conflict; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); community relations and social license; liquidity and financing risks; climate change; inflation risk and cost pressures; environmental matters including existing or potential environmental hazards, contamination or damage at our projects; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; occupational health and safety risks, including those relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, recruitment and development of required personnel, productivity levels, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operation technology systems; cybersecurity threats and incidents; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; and competition. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2023, which risks are incorporated by reference in this MD&A.
There were no significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2024.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2023 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2023 and 2022. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022.
The following amendments to standards were effective for annual periods beginning on or after January 1, 2024:
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current.
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Non-current liabilities with covenants.
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this MD&A includes, but is not limited to, statements or information with respect to: expected benefits of the Amended Investment Agreement; our beliefs and goals with respect to reserve growth and low cost growth through discovery; our jurisdictional strategy; our intentions to deliver value to stakeholders; with respect to the Skouries project: the capital cost estimate for the project, the timing of first production, expected 2025 gold and copper production, expected ramp up in the second half of 2025 and expected timing of commercial production, our goal to optimize our 2026 production profile, expected mine life, average production, IRR and NPV as detailed in the Feasibility Study; a revised capital estimate for the project overall as well as a 2024 capital estimate, specific construction activities, operational readiness assessments, expected workforce personnel in 2024 and key milestones in 2024; 2024 annual guidance including annual gold production, total cash costs per ounce sold, AISC per ounce sold, depreciation, sustaining capital expenditure and growth capital investment; efforts to improve workplace safety; with respect to Kisladag: expected heap leach cycle times and expected benefits of technical work and future technical focus; expected parameters of the Perama Hill project if developed; closing conditions related to the sale of the Certej project; exploration targets and projects; ; critical accounting estimates and judgements; changes in accounting policies; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent

40

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024 disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
With respect to the Skouries project, we have made additional assumptions about the ramp up of construction personnel on site; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; capital spend rates; our ability to obtain and maintain all required approvals and permits in a timely manner, both overall and specifically, in relation to equipment, people mobility and power; expected scope of project management frameworks; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; completion of required archaeological investigations, the future price of gold, copper and other commodities; inflation rates; the broader community engagement and social climate in respect of the Skouries project; and generally, our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: political, economic, and other risks specific to the foreign jurisdictions where we operate; the inherent risk associated with project development, including for the Skouries project; risks related to global economic conditions including those related to the Russia-Ukraine conflict; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); community relations and social license; liquidity and financing risks; climate change; inflation risk and cost pressures; environmental matters including existing or potential environmental hazards, contamination or damage at our projects; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; occupational health and safety risks, including those relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, recruitment and development of required personnel, productivity levels, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operation technology systems; cybersecurity threats and incidents; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; and competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR

41

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2024 under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2023, a summary of which was published on December 13, 2023. In addition, the Company filed the following updated Technical Reports on SEDAR+ and EDGAR on March 28, 2024: Technical Report titled "Technical Report, Efemcukuru Gold Mine, Turkiye" with an effective date of December 31, 2023; and Technical Report titled "Technical Report, Olympias Mine, Greece" with an effective date of December 31, 2023. The updated Technical Reports do not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 13, 2023.

42